UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

360 Finance, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Ruby Finance Investment Ltd.

Ruby Finance Holdings Ltd.

FountainVest China Capital Partners GP3 Ltd.

c/o FountainVest Partners (Asia) Limited

705-708, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited 705-708, ICBC Tower, 3 Garden Road Central, Hong Kong +852-3972 3900	Douglas Freeman, Esq. Victor Chen, Esq. Chi Pan, Esq. Goodwin Procter (Hong Kong) LLP c/o 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.1 to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 9, 2019 on behalf of each of Ruby Finance Investment Ltd. (“Ruby Investment”), Ruby Finance Holdings Ltd. (“Ruby Holdings”), and FountainVest China Capital Partners GP3 Ltd. (“FountainVest”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 Finance, Inc., a Cayman Islands company (“Issuer”).

**

The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,042,532 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,042,532 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,042,532 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  8.8% of the Class A Ordinary Shares (2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,042,532 Class A Ordinary Shares in the form of 11,521,266 ADSs.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,042,532 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,042,532 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,042,532 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  8.8% of the Class A Ordinary Shares (2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,042,532 Class A Ordinary Shares in the form of 11,521,266 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS FountainVest China Capital Partners GP3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,042,532 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,042,532 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,042,532 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  8.8% of the Class A Ordinary Shares (2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,042,532 Class A Ordinary Shares in the form of 11,521,266 ADSs held by Ruby Investment, which is majority-owned by Ruby Holdings. Ruby Holdings is controlled by FountainVest.
(2)	Based on 262,886,753 Class A Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer.
(3)

Based on 302,707,339 outstanding Ordinary Shares as a single class, being the sum of 262,886,753 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 27, 2019 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 5 of 7 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

The second paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

FountainVest is the general partner of each of FountainVest China Capital Partners Fund III, L.P., FountainVest China Capital Parallel Fund III, L.P. and FountainVest China Capital Parallel-A Fund III, L.P. (collectively, the “FountainVest Funds”). The FountainVest Funds collectively own 100% of Ruby Holdings, a Cayman Islands company, which in turn is the majority owner of Ruby Investment, a Cayman Islands company.

Item 3. Source and Amount of Funds or Other Consideration.

The last paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

On December 9, 2019, Ruby Investment entered into a share subscription agreement (“Ruby SSA”) with (a) Cagico Technology Limited (“Cagico”), a company organized under the laws of the British Virgin Islands and wholly-owned by the spouse of Mr. Hongyi Zhou, the chairman of the board of directors of the Issuer, and (b) Brilliance Limited (“Brilliance”), a company with limited liability organized under the laws of the British Virgin Islands and established on behalf of certain members of the management of the Issuer. Pursuant to the Ruby SSA, Ruby Investment issued to Cagico and Brilliance, and Cagico and Brilliance subscribed from Ruby Investment, certain ordinary shares of Ruby Investment for a total subscription price of US$20 million at a closing that occurred on December 19, 2019 (the “Effective Date”). Upon closing, Ruby Holdings remained as the majority shareholder of Ruby Investment.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the beginning thereof:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

On Effective Date, Cagico, Brilliance, Ruby Holdings and Ruby Investment entered into a shareholders agreement (the “Shareholders Agreement”), a copy of which is attached as Exhibit 99.6 hereto. The description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit 99.6, which is incorporated herein by reference.

Voting Rights

Pursuant to the Shareholders Agreement, with respect to certain material matters of the Issuer relating to business combinations, disposal of all or substantially all property, assets or revenues, share capital alteration, issuance of securities or entry into related party transactions that are presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it in respect of such matter as may be determined at the sole discretion of Ruby Holdings. With respect to all other matters presented to the shareholders of the Issuer for a vote, Ruby Investment will vote the securities of the Issuer owned by it at the sole discretion of the director jointly appointed by Brilliance and Cagico.

Distribution of Securities

On the first anniversary of the Effective Date or on such other date as Ruby Investment and its shareholders agree in writing, Ruby Investment shall distribute 50% of the securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis. On the second anniversary of the Effective Date or on such other date as Ruby Investment and its shareholders agree in writing, Ruby Investment shall distribute the remaining securities of the Issuer owned by Ruby Investment as of such date, to its shareholders on a pro rata basis.

CUSIP No. 88557W 101	13D/A	Page 6 of 7 Pages

Ruby Investment shall, upon the request of Ruby Holdings, sell up to Ruby Holdings’ pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the Shareholders Agreement, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to Ruby Holdings. Ruby Investment shall, upon the joint request of Brilliance and Cagico, sell up to their aggregate pro rata portion of the securities of the Issuer owned by Ruby Investment in accordance with the terms set forth in the Shareholders Agreement, whereby the proceeds of such sale (after deduction of relevant tax, costs and expenses) shall be distributed in full to Brilliance and Cagico.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following as a new paragraph immediately after the fourth paragraph thereof:

By virtue of Ruby Investment and Ruby Holdings entering into the Shareholders Agreement, the Reporting Persons may be deemed to constitute a “group” with Mr. Hongyi Zhou within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. Neither the filing of this Amendment No. 1 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 41,466,930 Ordinary Shares that are beneficially owned by Mr. Hongyi Zhou. Each Reporting Person expressly disclaims beneficial ownership in such 41,466,930 Ordinary Shares beneficially owned by Mr. Hongyi Zhou.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement dated December 9, 2019 by and among the Reporting Persons (previously filed with the Securities and Exchange Commission as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.2	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Monocerus and the Amendment to the Securities Purchase Agreement dated November 25, 2019 between Ruby Investment and Monocerus (previously filed with the Securities and Exchange Commission as Exhibit 99.2 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.3	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Ronghui (previously filed with the Securities and Exchange Commission as Exhibit 99.3 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.4	Securities Purchase Agreement dated November 15, 2019 between Ruby Investment and Sunshine Insurance (previously filed with the Securities and Exchange Commission as Exhibit 99.4 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.5	Lock-up Letter dated November 15, 2019 between Ruby Investment, Monocerus and Guoan (previously filed with the Securities and Exchange Commission as Exhibit 99.5 to the Original Schedule 13D filed by the Reporting Persons on December 9, 2019).

99.6	Shareholders Agreement dated December 19, 2019 between Ruby Investment, Ruby Holdings, Brilliance and Cagico.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2019

Ruby Finance Investment Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Director

Ruby Finance Holdings Ltd.	By:	/s/ Brian Eden
Name: Brian Eden Title: Director

FountainVest China Capital Partners GP3 Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory